May 12, 2005



Via facsimile and U.S. Mail

Cameco Corporation
Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary
2121 - 11th Street West
Saskatoon, Saskatchewan, S7M 1J3
Canada

            RE:        Cameco Corporation
                          Form 40-F filed on March 15, 2005
                           File number 001-14228

Dear Mr. Chad:

      We have reviewed the above filing and have the following comments. Our review has been limited to those matters specifically addressed in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Form 40-F filed on March 15, 2005

2004 Consolidated Financial Statements

	6. Long-Term Debt, Page 8

1. We note that convertible loans have been segregated into their liability and equity components measured at their respective fair values. Under U.S. GAAP, the convertible loans should be recorded entirely as debt with no portion segregated as an equity component.
Please refer APB Opinion No. 14 Accounting for Convertible Debt and
Debt Issued with Stock Purchase Warrants for further detail. Please explain why your reconciliation to U.S. GAAP does not reflect a difference resulting from the accounting for convertible loans.

15. Investment in Bruce Power L. P. (Bruce Power), Page 16

2. Please tell us why no amounts were allocated to intangible assets as part of your purchase price allocation process. Also, please tell us how you determined the fair value of the property, plant and equipment, why the fair value of these assets significantly exceeded the book value and why no amounts were allocated to goodwill.

Restructuring of the Gold Business, Page 24

3. We note that prior to acquiring an additional 66.7% interest in KGC, you accounted for Cameco Gold Inc.`s 33.3% interest using the proportionate consolidation method. Please tell us whether KGC qualified for the accommodation under Item 17 (c)(2)(vii) of Form 20-
F that permits issuers to omit differences in classification or display that result from using proportionate consolidation in the reconciliation to U.S. GAAP. If not, please tell us whether any consideration was given to EITF 00-1 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in
Certain Partnerships and Other Ventures when preparing your reconciliation to U.S. GAAP and whether you believe accounting for Cameco Gold Inc`s 33.3% interest using the proportionate consolidation method was appropriate under U.S. GAAP.


Depreciation and Depletion, Page 39

4. We note that you measure the amount of depreciation and depletion by the portion of the mines` economically recoverable proven and probable ore reserves. Please compare this economically recoverable proven and probable ore reserves to reserves and resources calculated in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and tell us whether any difference exists. Additionally compare the units used to calculate your depreciation, depletion and amortization under Canadian GAAP to proven and probable reserves, as defined in Industry Guide 7, which should be used for US GAAP. To the extent that the reserve base used to measure your Canadian GAAP financial statements differs Industry
Guide 7 reserves explain why your reconciliation to U.S. GAAP does not reflect a reconciling item. In this regard, we note that there appears to be different quantities for estimated gold reserves which resulted from using different gold prices. Please refer page 2 of the
Form 40-F under Note Regarding Reserves and Resources.

5. In addition, we note that for the purpose of estimating uranium reserves in accordance with National Instrument 43-101, a uranium price of $21.80(US) was used. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission`s
Industry Guide 7, a uranium price of $13.40(US) was used. You stated that the estimated uranium reserves are the same using either uranium price. Please explain why the estimated uranium reserves are not different since you are using a different uranium price. Please clarify your disclosure that the reserves would be the same using either uranium price.

      Revenue Recognition, Page 40

3. For each major type of revenue transaction described in your revenue recognition policy note, please supplementally tell us in detail as to when and how you recognize revenue. Additionally explain why your policies are appropriate and meet each of the criteria for revenue recognition outlined under Staff Accounting Bulletins No. 104 Revenue Recognition in Financial Statements (SAB
104).

4.
We note that you record revenue on the sale of nuclear products to utility customers when title to the product transfers and delivery is effected through book transfer. We also note that you may hold customer owned product at your premises prior to shipment of the product. Please advise us on the following matters:

a. Explain what you meant by "delivery is effected through book transfer".

b. Tell us whether customer payment terms coincide with the acceptance terms. Also, tell us whether you made any concessions such as extended payment terms, indefinite use of the storage facilities at no cost to the buyer, and an unqualified right of exchange.

c. Tell us whether your customers have the right to return the products held at your premises. If so, please tell us how you met the criteria for revenue recognition outlined in paragraph 6 of FASB Statement No. 48 Revenue Recognition When Right of Return Exists.

d. For arrangements under which you hold customer owned product, please tell us whether you consider delivery of the product to have occurred. In this regard, please be advised that under SAB 104, delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the products specified in the customer purchase order or sales agreement. Typically, this occurs when a product is delivered to the customer`s deliver site.

e. In the interpretive response to Question 3 in SAB 101, the Commission has set forth criteria to be met in order to recognize revenue when delivery has not occurred. Please tell us how you met the criteria outlined in the interpretive response.


2004 Management`s Discussion and Analysis

	Accounting Change, Page 55

7. 	The manner in which you describe your accounting change is
unclear. Please explain what you mean by the term accounting change.
Additionally explain why you believe this revision of your
accounting
for the restructuring transactions which led to a restatement of previously issued interim financial statements is considered an accounting change. Please explain to us in detail how you originally accounted for the restructuring transactions that help create Centerra Gold Inc. and describe the events that led to discovering that a more "appropriate" basis of accounting existed. Please also tell us why you believe that the new basis of accounting is more
appropriate.   Please contact us to discuss this comment at your
earliest convenience.

Exhibit 99.1 and 99.2

8. 	Please revise paragraph 5 of the certification to be
consistent
with the language specified in the standard version. Please refer
Item 601 (31) of Regulation S-K.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Yong Choi, Staff Accountant at (202) 824-5682 or
Jill Davis, Branch Chief at (202) 942-1996 if you have questions regarding comments on the financial statements and related matters.
Direct any other questions to the undersigned at (202) 942-1870.


Sincerely,




H. Roger Schwall

Assistant Director
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Cameco Corporation
May 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE